

Term sheet
To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 87-I dated July 10, 2007

Term Sheet to
Product Supplement No. 87-I
Registration Statement No. 333-130051
Dated October 24, 2008; Rule 433

JPMorganChase

Structured Investments

JPMorgan Chase & Co.
$
Bearish Return Enhanced Notes Linked Inversely to the S&P 500® Index due October 28, 2010

General

- The notes are designed for investors who seek **a return of four times any depreciation** of the S&P 500® Index up to a maximum total return on the notes of 96%* at maturity. Investors should be willing to forgo interest and dividend payments, and if the Ending Index Level increases as compared to the Strike Level, be willing to **lose some or all of their principal at a rate of four times the appreciation** of the Index, up to 100% of their principal.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing October 28, 2010†.
- Minimum denominations of $20,000 and integral multiples of $1,000 in excess thereof.
- **The terms of the notes as set forth below, to the extent they differ or conflict with those set forth in the accompanying product supplement no. 87-I, will supersede the terms set forth in product supplement no. 87-I. In particular, if the Ending Index Level is greater than the Strike Level, your payment at maturity will be subject to an Upside Leverage Factor of 4 and you will lose 4% of the principal amount of your notes for every 1% that the Ending Index Level increases above the Strike Level, even though the accompanying product supplement no. 87-I does not provide for such an Upside Leverage Factor in that scenario.**
- The notes are expected to price on or about October 24, 2008 and are expected to settle on or about October 29, 2008.

Key Terms

Index:	The S&P 500® Index (the "Index")
Downside Leverage Factor:	4
Upside Leverage Factor	4
Payment at Maturity:	If the Ending Index Level is ***less than the Strike Level***, you will receive at maturity a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Change multiplied by 4, subject to a Maximum Total Return on the notes of 96%*. For example, if the Index Change is more than 24%, you will receive the Maximum Total Return on the notes of 96%*, which entitles you to a maximum payment at maturity of $1,960* for every $1,000 principal amount note that you hold. Accordingly, if the Index Change is positive, your payment at maturity per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return: $1,000 + [$1,000 x (Index Change x 4)] * The actual Maximum Total Return on the notes and the actual maximum payment at maturity will be set on the pricing date and will not be less than 96% and $1,960 per $1,000 principal amount note, respectively. If the Ending Index Level is greater than the Strike Level, you will lose 4% of the principal amount of your notes for every 1% that the Index increases above the Strike Level, *provided* that your final payment at maturity will not be less than $0 per $1,000 principal amount note. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows: $1,000 + [$1,000 x (Index Change x 4)] Notwithstanding the foregoing, in no event will the payment at maturity per $1,000 principal amount note be less than $0. ***You will lose some or all of your investment at maturity if the Ending Index Level increases from the Strike Level and, as a result of the Upside Leverage Factor of 4, you will lose all of your investment at maturity if the Ending Index Level increases from the Strike Level by 25% or more.***
Index Change:	$\frac{\text{Strike Level} - \text{Ending Index Level}}{\text{Strike Level}}$
Strike Level:	An Index level to be determined on the pricing date in the sole discretion of the calculation agent. The Strike Level is **not** the regular official weekday closing level of the Index on the pricing date. Although the calculation agent will make all determinations and will take all actions in relation to the establishment of the Strike Level in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Strike Level, that might affect the value of your notes.
Ending Index Level:	The Index closing level on the Observation Date.
Observation Date†:	October 25, 2010
Maturity Date†:	October 28, 2010
CUSIP:	

† Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 87-I.

Investing in the Bearish Return Enhanced Notes involves a number of risks. See "Risk Factors" beginning on page PS-6 of the accompanying product supplement no. 87-I and "Selected Risk Considerations" beginning on page TS-3 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 87-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) Please see "Supplemental Underwriting Information" in this term sheet for information about fees and commissions.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

October 24, 2008

Additional Terms Specific to the Notes

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 87-I dated July 10, 2007. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 87-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 87-I dated July 10, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207002789/e27815_424b2.pdf
- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf
- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the notes. The "total return" as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume a Strike Level of 900 and a Maximum Total Return on the notes of 96%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Index Level	Index Change	Total Return
1620.00	-80.00%	-100.00%
1530.00	-70.00%	-100.00%
1440.00	-60.00%	-100.00%
1350.00	-50.00%	-100.00%
1260.00	-40.00%	-100.00%
1170.00	-30.00%	-100.00%
1125.00	-25.00%	-100.00%
1080.00	-20.00%	-80.00%
1035.00	-15.00%	-60.00%
990.00	-10.00%	-40.00%
945.00	-5.00%	-20.00%
922.50	-2.50%	-10.00%
909.00	-1.00%	-4.00%
900.00	**0.00%**	**0.00%**
891.00	1.00%	4.00%
877.50	2.50%	10.00%
855.00	5.00%	20.00%
810.00	10.00%	40.00%
765.00	15.00%	60.00%
720.00	20.00%	80.00%
684.00	24.00%	96.00%
630.00	30.00%	96.00%
540.00	40.00%	96.00%
450.00	50.00%	96.00%
360.00	60.00%	96.00%
270.00	70.00%	96.00%
180.00	80.00%	96.00%



Bearish Return Enhanced Notes Linked Inversely to the S&P 500® Index
Total Return at Maturity

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The level of the Index declines from the Strike Level of 900 to an Ending Index Level of 855. Because the Ending Index Level of 855 is less than the Strike Level of 900 and the Index Change of 5% multiplied by 4 does not exceed the hypothetical Maximum Total Return of 96%, the investor receives a payment at maturity of $1,200 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (5\% \times 4)] = \$1,200$$

Example 2: The level of the Index declines from the Strike Level of 900 to an Ending Index Level of 630. Because the Ending Index Level of 630 is less than the Strike Level of 900 and the Index Change of 30% multiplied by 4 exceeds the hypothetical Maximum Total Return of 96%, the investor receives a payment at maturity of $1,960 per $1,000 principal amount note, the maximum payment on the notes.

Example 3: The level of the Index increases from the Strike Level of 900 to an Ending Index Level of 945. Because the Ending Index Level of 945 is greater than the Strike Level of 900, the Index Change is negative and the investor receives a payment at maturity of $800 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (-5\% \times 4)] = \$800$$

Example 4: The level of the Index increases from the Strike Level of 900 to an Ending Index Level of 1170. Because the Ending Index Level of 1170 is greater than the Strike Level of 900, resulting in an Index Change of -30%, and because the payment at maturity per $1,000 note may not be less than $0 per $1,000 principal amount note, the investor receives a payment at maturity of $0 per $1,000 principal amount note.

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — The notes provide the opportunity to enhance equity returns by multiplying a positive Index Change (*i.e.,* the Index closing level declines) by 4, up to the Maximum Total Return on the notes of 96%, or a maximum payment at maturity of $1,960 for every $1,000 principal amount note. The actual Maximum Total Return on the notes and the actual maximum payment at maturity will be set on the pricing date and will not be less than 96% and $1,960 per $1,000 principal amount note, respectively. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **ACCELERATED LOSS IF THE INDEX APPRECIATES** — The notes provide for an Upside Leverage Factor of 4. If the Ending Index Level is greater than the Strike Level, for every 1% that the Ending Index Level increases above the Strike Level, **you will lose an amount equal to 4% of the principal amount of your notes,** *provided* that your payment at maturity will not be less than $0. Accordingly, you will lose your entire investment at maturity if the Ending Index Level is greater than the Strike Level by 25% or more.

- **DIVERSIFICATION OF THE S&P 500® INDEX** — The return on the notes is linked inversely to the performance of the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under "The S&P 500® Index" in the accompanying product supplement no. 87-I.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 87-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat the notes as "open transactions" for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 87-I dated July 10, 2007. **The first risk consideration set forth below supersedes the first risk factor appearing on PS-6 of the accompanying product supplement no. 87-I.**

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS ON AN ACCELERATED BASIS** — The notes do not guarantee any return of principal at maturity. The return on the notes at maturity is linked inversely to the performance of the Index and will depend on whether, and the extent to which, the Index Change is positive or negative. Your investment will be exposed, on an inverse, leveraged basis, to any increase in the Ending Index Level, as compared to the Strike Level. For every 1% that the Ending Index Level increases above the Strike Level, **you will lose 4% of the principal amount of your notes,** *provided* that your payment at maturity will not be less than $0. Accordingly, you will lose your entire investment at maturity if the Ending Index Level is greater than the Strike Level by 25% or more.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN** — If the Ending Index Level is less than the Strike Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the depreciation in the Index, which may be significant. We refer to this percentage as the Maximum Total Return, which will be set on the pricing date and will not be less than 96%.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which J.P. Morgan Securities Inc., which we refer to as JPMSI, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the Index;
  - the time to maturity of the notes;
  - the dividend rate on the common stocks underlying the Index;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory or judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index based on the weekly Index closing level from January 3, 2003 through October 17, 2008. The Index closing level on October 23, 2008 was 908.11. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.



Supplemental Underwriting Information

JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission, which includes structuring and development fees, exceed $30.00 per $1,000 principal amount note. See "Underwriting" beginning on page PS-23 of the accompanying product supplement no. 87-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. In no event will the total amount of these fees exceed $30.00 per $1,000 principal amount note.